                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 10)

                            Sunshine-Jr. Stores, Inc.
                                (Name of Issuer)


                          Common Stock, $.10 Par Value

                         (Title of Class of Securities)


                                   867830-10-1
                                 (CUSIP Number)


                              James E. Evans, Esq.
                             One East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 579-2536

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 16, 1995
             (Date of Event Which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with this statement [X].

                               Page 1 of 21 Pages

    CUSIP NO. 867830-10-1         13D             Page 2 of 21 Pages

    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              American Financial Group, Inc.             31-1422526
              American Financial Corporation             31-0624874

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                              (b) [ ]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*

              N/A

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Ohio corporations

    7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:

            SOLE VOTING POWER
               - - -

    8    SHARED VOTING POWER
              349,600 (See Item 5)

    9    SOLE DISPOSITIVE POWER
               - - -

    10    SHARED DISPOSITIVE POWER
              349,600 (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

              349,600 (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              20.5% (See Item 5)

    14    TYPE OF REPORTING PERSON*

              HC
              HC

    CUSIP NO. 867830-10-1         13D             Page 3 of 21 Pages

    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Carl H. Lindner
              Carl H. Lindner III
              S. Craig Lindner
              Keith E. Lindner

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                              (b) [ ]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS*

              N/A

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              United States Citizens

    7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:

            SOLE VOTING POWER
               - - -

    8    SHARED VOTING POWER
              349,600 (See Item 5)

    9    SOLE DISPOSITIVE POWER
               - - -

    10    SHARED DISPOSITIVE POWER
              349,600 (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

              349,600 (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              20.5% (See Item 5)

    14    TYPE OF REPORTING PERSON*

              IN

    Item 1. Security and Issuer.

            This Amendment  No. 10  to Schedule  13D is filed  on behalf  of
    American Financial Group, Inc., formerly known as American Premier Group, Inc. ("American Financial"), American Financial Corporation ("AFC"), and Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively, the "Lindner Family") (American Financial, AFC and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the Schedule 13D most recently amended by the Reporting Persons on April 12, 1995, relative to the Common Stock, par value $.10 per share ("SJS Common Stock"), issued by Sunshine-Jr. Stores, Inc. ("SJS"). Since Amendment No. 9, American Financial changed its corporate name from American Premier Group, Inc.

            The principal executive  offices of SJS are located at  109 West
    Fifth Street, Panama  City, Florida  32401.   Items not included  in this
    amendment are either not amended or are not applicable.

            As  of June  15, 1995,  the  Lindner Family  beneficially  owned approximately 50.0% of the outstanding common stock of American Financial and American Financial beneficially owned all of the common stock of AFC (approximately 79% of AFC's outstanding voting equity securities).

    Item 4. Purpose of Transaction.

            Pursuant to a Shareholders' Agreement dated as of June 15, 1995 (the "Agreement"), the Reporting Persons have agreed to sell all of the shares of SJS Common Stock beneficially owned by them to EZS Acquisition Corporation ("EZS"), a wholly-owned subsidiary of E-Z Serve Corp., in a tender offer which was publicly announced June 16, 1995. A copy of the Agreement is attached as Exhibit 1 hereto. The purchase price of $12 per share (approximately $4 million of which will be paid to a subsidiary of AFC) will be paid in cash at a closing which is expected to occur within the next several weeks.

    Item 5. Interest in Securities of the Issuer.

            As of June 16, 1995, the Reporting Persons beneficially owned, through Great American Insurance Company, a wholly-owned subsidiary of AFC ("GAI"), 349,600 shares (20.5%) of SJS Common Stock. Following consummation of the transaction described in Item 4 hereof, the Reporting Persons will no longer beneficially own five percent or more of a class of SJS equity voting securities.

            Pursuant to the Agreement, the Reporting Persons granted an irrevocable proxy with respect to voting of their shares of SJS Common Stock to EZS.

            Except as set forth above, to the best knowledge and belief of the undersigned, no transactions involving SJS Common Stock have been effected during the past 60 days by the Reporting Persons or by American Financial's or AFC's directors or executive officers.

    Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            See Item 5.

    Item 7. Material to be filed as Exhibits.

            (1)      Agreement referred to in Item 4.

            (2)      Agreement   required  pursuant   to  Regulation  Section
                     240.13d-1(f)(1)   promulgated   under   the   Securities
                     Exchange Act of 1934, as amended.

            (3) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

            After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

    Dated:  June 20, 1995
                                      AMERICAN FINANCIAL GROUP, INC.


                                      By: James E. Evans
                                          James E. Evans, Senior Vice
                                            President and General Counsel

                                      AMERICAN FINANCIAL CORPORATION


                                      By: James C. Kennedy
                                          James C. Kennedy, Deputy General
                                            Counsel and Secretary

                                     Carl H. Lindner
                                     Carl H. Lindner

                                     Carl H. Lindner III
                                     Carl H. Lindner III

                                     S. Craig Lindner
                                     S. Craig Lindner

                                     Keith E. Lindner
                                     Keith E. Lindner

    Exhibit 1

                             SHAREHOLDERS AGREEMENT



        This SHAREHOLDERS AGREEMENT (this "Agreement"), dated as of June 15, 1995, is by and among E-Z SERVE CORPORATION, a Delaware corporation ("Parent"), EZS ACQUISITION CORPORATION, a Delaware corporation ("Purchaser"), and persons whose signatures appear on the signature page hereof (collectively referred to herein as the "Shareholders").

        WHEREAS, Sunshine-Jr. Stores, Inc., a Florida corporation (the "Company"), Parent and Purchaser are contemporaneously herewith entering into an Agreement and Plan of Merger (the "Merger Agreement") which provides, among other things, that Purchaser shall be required to make a tender offer (as it may subsequently be amended, the "Offer"), upon the terms and subject to the conditions thereof, to acquire all the outstanding shares of common stock, par value $.10 per share (the "Shares"), of the Company for $12.00 per Share, net to the seller in cash, and thereafter Purchaser, subject to the terms and conditions thereof and in accordance with the Florida Business Corporation Act, will merge with and into the Company (the "Merger"), whereupon, among other things, each then outstanding Share shall be converted into the right to receive $12.00 per Share or any, higher price paid in the Offer, net to the seller in cash; and

        WHEREAS, as a condition to the willingness of Parent and Purchaser to enter into the Merger Agreement, Parent and Purchaser have required that the Shareholders enter into this Agreement, which provides, among other things, for the Purchaser to acquire all of the Shares held by the Shareholders (the "Purchase Stock") upon the terms and subject to the conditions of this Agreement.

        NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained and intending to be legally bound hereby, Parent, Purchaser and the Shareholders hereby agree as follows:

    1. Tender of Shares. Subject to the terms and conditions of this Agreement, immediately, after the commencement of the Offer, but no later than the close of business on the third business day after the commencement of the Offer (including the day the Offer is commenced), each Shareholder shall tender and not withdraw (and sell upon payment for) pursuant to and in accordance with the terms of the Offer, all of the Purchase Stock owned by such Shareholder. Upon the purchase of all the Purchase Stock pursuant to the Offer in accordance with this Agreement, this Agreement shall terminate. The parties acknowledge that the Purchaser's obligation to accept for payment and pay for the Purchase Stock in the Offer is subject to all the terms and conditions of the Offer.

    2. Representations and Warranties of the Shareholders. The Shareholders, severally and not jointly, hereby represent and warrant to Parent and Purchaser (only on such Shareholder's behalf and, to the extent applicable, with respect to the Shares owned by such Shareholder) as follows:

        (a) if the Shareholder is an individual, such Shareholder has the right, power and capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby;

        (b) if such Shareholder is a trust, (i) the trust instrument under which such Shareholder was established is in full force and effect under the laws of the State of Florida, (ii) such Shareholder has the requisite power to enter into and perform this Agreement, and (iii) the execution, delivery and performance of this Agreement by such Shareholder has been duly and validly authorized;

        (c) if the Shareholder is a corporation, (i) such Shareholder is duly organized, validly existing and in good standing under the laws of the state of its incorporation, (ii) such Shareholder has the requisite corporate power to enter into and perform this Agreement, and (iii) the execution, delivery and performance of this Agreement by such Shareholder has been duly and validly authorized;

        (d) such Shareholder is the lawful beneficial owner of, and has (or will have when such Shareholder tenders the Purchase Stock pursuant to the Offer) good, valid and marketable title to, the number of Shares set forth in Appendix "A" hereto opposite such Shareholder's name, free and clear of all security interests, liens, charges, encumbrances and rights of others of any nature whatsoever ("Liens").

        (e) the number of Shares set forth in Appendix "A" hereto opposite such Shareholder's name constitutes all of the securities (as defined,
    in Section   3(10) of the  Securities Exchange  Act of  1934 defined  in
    Rule 13d-3 under the Exchange Act, which meaning shall apply for all purposes of this Agreement) of the Company beneficially owned (as defined in Rule 13d-3 under the Exchange Act, which meaning shall apply for all purposes of this Agreement), directly or indirectly, by such Shareholder, excluding any securities beneficially owned by any of such Shareholder's affiliates or associates (as such terms are defined in Rule 12b-2 under the Exchange Act, which definition shall apply for all purposes of this Agreement) as to which such Shareholder does not have voting or investment power;

        (f) such Shareholder is not subject to or obligated under any provision of (i) any contract, (ii) any license, franchise or permit, or
    (iii) any law, regulation, order, judgment or decree that would be breached or violated by the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby;

        (g) no authorization, consent or approval of, or any filing with, any public body or authority is necessary for consummation by it of the transactions contemplated by this Agreement, except under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act") and the Exchange Act;

        (h) this Agreement has been duly executed and delivered by such Shareholder and constitutes a legal, valid and binding agreement of such Shareholder enforceable in accordance with its terms; and

        (i) in accordance with Section I hereof, the Shareholders will deliver to Purchaser pursuant to the Offer good and valid title in and to the Purchase Stock, free and clear of any Liens.

    3. Representations and Warranties of Parent and Purchaser. Parent and Purchaser, jointly and severally, hereby represent and warrant to the Shareholders as follows:

        (a) each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power to enter into and perform this Agreement;

        (b) this Agreement has been duly authorized, executed and delivered by Parent and Purchaser and constitutes a legal, valid and binding agreement of Parent and Purchaser, enforceable in accordance with its terms;

        (c) neither Parent nor Purchaser is subject to or obligated under any provision of (i) any contract, (ii) any license, franchise or permit or (iii) any law, regulation, order, judgment or decree which would be breached or violated by its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby;

        (d) no authorization, consent or approval of, or any filing with any public body or authority is necessary for consummation by it of the transactions contemplated by this Agreement, except under the HSR Act and the Exchange Act; and

        (e) Purchaser is purchasing the Purchase Stock pursuant to the Offer for investment only and not with a view to any distribution thereof in violation of the Securities Act of 1933 or any state blue sky or securities laws.

    4.  Transfer  of Shares.   During the  term of this  Agreement, except as
    otherwise provided herein, the Shareholders shall not:

        (a) offer to sell, sell, pledge or otherwise dispose of or transfer any interest in or encumber with any Lien any of the Purchase Stock,

        (b) acquire  any   Shares  or   other  securities  of   the  Company
    (otherwise than in connection with a transaction of the type described in Section 5 and any such additional shares or securities shall be deemed Shares and included in the Shares subject to this Agreement);

        (c) deposit the Shares into a voting trust, enter into a voting agreement or arrangement with respect to the Shares or grant any proxy or power of attorney with respect to the Shares other than pursuant to this Agreement; or

        (d) enter  into  any  contract,   option  or  other  arrangement  or
    undertaking with respect to the direct or indirect acquisition or sale, assignment or other disposition of or transfer of any interest in or the voting of any Shares or any other securities of the Company.

    5.  Distributions:  Adjustment on  Changes in  Capitalization.  If  on or
    after the date of this Agreement there shall occur any cash or stock dividend, stock split, recapitalization, combination or exchange of shares, merger, consolidation, reorganization or other change or transaction of or by the Company as a result of which shares of any class of stock, other securities, cash or other property shall be issued in respect of any Purchase Stock, or if any Purchase Stock shall be changed into the same or a different number of shares of the same or another class of stock or the securities, then, Purchaser shall receive pursuant to the Offer and the Shareholders are hereby required to tender pursuant to the Offer, in addition to the Purchase Stock, all such shares of stock, other securities, cash or other property issued, delivered or received with respect to such Purchase Stock.

    6.  Conditions.  (a)     The   obligation   of   the   Shareholders   to
    consummate the transactions contemplated hereby is subject to the satisfaction or waiver at or prior to the closing of the Offer of the following conditions:

        (i) no statute, rule, regulation, executive order, decree, or injunction shall have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits the consummation of the transactions contemplated hereby;

        (ii)    all    authorizations,   consents   or   approvals   of   or
    terminations  or   expirations  of   waiting  periods   imposed  by   any
    governmental entity necessary for the consummation of the transactions contemplated hereby shall have been filed, occurred or been obtained;

        (iii) Parent and Purchaser shall have performed in all material respects all of its obligations hereunder and under the Merger Agreement required to be performed by them at or prior to the time of payment for the Purchase Stock;

        (iv)    neither  the  Company,  Purchaser   nor  Parent  shall  have
    terminated the Merger Agreement; and

        (v)     the   representations  and   warranties  of   the  Purchaser
    contained in this Agreement shall be true in all material respects at the Effective Time as though made on and as of the Effective Time.

        (b) The obligations of the Parent and the Purchaser to consummate the transactions contemplated hereby are subject to the satisfaction or waiver at or prior to the closing of the Offer of the following conditions:

        (i) no statute, rule, regulation, executive order, decree, or injunction shall have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits the consummation of the transactions contemplated hereby;

        (ii)    all   authorizations,   consents   or   approvals    of   or
    terminations  or   expirations  of   waiting  periods   imposed  by   any
    governmental entity necessary for the consummation of the transactions contemplated hereby shall have been filed, occurred or been obtained,

            (iii) the Shareholders shall have performed in all material respects all of their obligations hereunder prior to the Effective Time, and the Company shall have performed in all material respects all of its obligations under the Merger Agreement required to be performed by it at or prior to the Effective Time;

            (iv) neither the Company, Purchaser nor Parent shall have terminated the Merger Agreement; and

            (v) the representations and warranties of the Shareholders contained in this Agreement shall be true in all material respects at the Effective Time as though made on and as of the Effective Time.

    7.  Covenants  of  the  Shareholders.    After  the  date   hereof,  each
    Shareholder agrees that it shall not take any action to solicit, encourage or facilitate any takeover proposal, or any inquiry or action that may reasonably be expected to lead to, any takeover proposal (as defined in the Merger Agreement), including soliciting, initiating or conducting negotiations with or providing any information to, any person (other than Parent or any affiliate) concerning any actual or potential takeover proposal; provided, however, nothing contained herein shall prohibit any Shareholder from taking any such action solely in his or her capacity as a director of the Company to the extent permitted under
    Section 6.2 of the Merger Agreement.

        8.  Voting of  Shares.   Each Shareholder,  by this Agreement,  does
    hereby constitute and appoint Purchaser, or any nominee thereof, with full power of substitution, during and for the term of this Agreement, as such Shareholder's true and lawful attorney and proxy, for and in such Shareholder's name, place and stead, to vote each share of the Purchase Stock at any annual, special or adjourned meeting of the shareholders of the Company (and this appointment shall include the right to sign such Shareholder's name (as shareholder) to any consent, certificate or other document relating to the Company which the laws of the State of Florida may require or permit) (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval and adoption of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof, (ii) against any action or agreement that would result in a breach in any respect of any covenant, agreement, representation or warranty of the Company under the Merger Agreement; and (iii) against the following actions (other than the Merger and the other transactions contemplated by the Merger Agreement):

        (a) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company;

        (b) a  sale, lease or transfer of a material amount of assets of the
    Company,  or   a   reorganization,   recapitalization,   dissolution   or
    liquidation of the Company;

        (c) (1) any change in a majority of the persons who constitute the board of directors of the Company as of the date hereof, (2) any change in the present capitalization of the Company or any amendment of the Company's Restated Certificate of Incorporation or Bylaws, as amended to date; (3) any other material change in the Company's corporate structure or business; or (4) any other action which, in the case of each of the matters referred to in clauses (c)(1), (2), (3) and (4), is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or adversely affect the Merger and the other transactions contemplated by this Agreement and the Merger Agreement; provided, however, that nothing contained in this Section 8 shall prohibit or restrain any Shareholder from complying with his or her fiduciary obligations as a director or officer of the Company, as advised in writing by independent counsel. This proxy and power of attorney is a proxy and power coupled with an interest, and each Shareholder declares that it is irrevocable. Each Shareholder hereby revokes all and any other proxies with respect to such Shareholder's Shares that may have heretofore made or granted.

    9. Termination. If the purchase of the Purchase Stock pursuant to the Offer shall not have occurred., this Agreement shall terminate upon the termination of the Merger Agreement.

    10. No Brokers. Each of the Shareholders, Parent and Purchaser represents, as to itself and its affiliates (other than as disclosed by the Company pursuant to Section 9.2 of the Merger Agreement), that no agent, broker, investment banker or other firm or person is or will be entitled to any broker's or finder's fees or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement and respectively agrees to indemnify and hold the others harmless from and against any and all claims, liabilities or obligations with respect to any such fees, commissions or expenses asserted by any person on the basis of any act or statement alleged to have occurred or been made by such party or its affiliates.

    11. Survival of  Representations.    The representations, warranties  and
    agreements made hereunder by the parties to this Agreement shall not survive the Merger.

    12. Best Efforts: Further Assurances.

        (a) Upon the terms and subject to the conditions herein provided, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

        (b) From time to time after the tender or purchase of the Purchase Stock pursuant to the Offer, and without additional consideration, the Shareholders will execute and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements, consents and other instruments as Parent or Purchaser may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement or the Offer, including the transfer of the Purchase Stock to Purchaser after payment therefor and the release of any and all Liens with respect thereto.

    13. Assignment. Neither this Agreement nor any of the rights, interest or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other parties, except that (i) Parent may assign, in its sole discretion, any or all or its rights, interest and obligations hereunder to any of its direct or indirect wholly-owned subsidiaries; provided, however, that any such assignment shall not relieve Parent from its obligations hereunder and (ii) Parent and Purchaser may assign and grant a security interest in their respective rights, interests and benefits hereunder (and under any related instruments or documents) for the purposes of securing loans made or to be made to Parent or any subsidiary of Parent. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

    14. Specific Performance. The Shareholders acknowledge that, in the event of any breach by them of this Agreement, Parent would be irreparably harmed and could not be made whole by monetary damages. It is accordingly agreed that Parent, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to an in' junction or injunctions to prevent breaches of this Agreement and/or to compel specific performance of this Agreement in any action instituted in any court of the United States or any state thereof having subject matter jurisdiction.

    15. Expenses.    All legal  and  other  costs  and  expenses incurred  in
    connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such expenses.

    16. Amendments.    This  Agreement  may  not  be  amended  except  by  an
    instrument
    in writing signed by each of the parties hereto.

    17. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telefax, telegram or telex, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows:

                     if to Parent:

                     E-Z Serve Corporation
                     2550 North Loop West, Suite 600
                     Houston, Texas 77092
                     Attention: John T. Miller


    if to a Shareholder, to the address set forth opposite such Shareholder's name on the signature page hereof or to such other address as the person to whom notice is given may have previously forwarded to the others in writing in the manner set forth above.

    18. Interpretation. The descriptive headings herein are for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. As used in this Agreement, "include", "includes", or "including" shall be deemed to be followed by the words "without limitation" whether or not they are in fact followed by such words or words of like import.

    19.  Counterparts.    This Agreement  may  be  executed  in two  or  more
    counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

    20. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

    21. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

    22. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

        IN WITNESS WHEREOF, Parent, Purchaser and the Shareholders have duly executed this Agreement as of the date first above written.

    E-Z Serve Corporation


    By:
        Name:
        Title:



    EZS Acquisition Corporation


    By:
        Name:
        Title:

     Leona J. Lewis Revocable Trust



    By:
        Name:  Leona J. Lewis
        Title: Trustee



    And By:
        Name:   Lana Jane Lewis-Brent
        Title:  Trustee




    Luther D. Lewis, Jr.

    Lana Jane Lewis-Brent

    Paul Brent

    Donna Sue Raines



    American Financial Corporation

    By:
    Name:
    Title:
    Address:

     Appendix "A"


    Purchase Stock Ownership)



                                      Number of          Percent of
    Name                             Shares               Equity



    Lewis Family Group:

    Leona J. Lewis Revocable Trust    215,521
    Luther D. Lewis, Jr.              297,970*
    Lana Jane Lewis-Brent             135,523
    Paul Brent                            687
    Donna Sue Raines                  295,970**


        TOTAL                         944,984          55.53%

    American Financial Corporation    349,600          20.54%

        GRAND TOTAL                  1,294,584         76.07%


    * Includes 82,500 shares presently registered in the name of and held by the Leona J. Lewis Revocable Trust. Pursuant to a written litigation Settlement Agreement dated November 30, 1993, such shares (82,500) will be assigned and delivered by the Trust to Luther D. Lewis, Jr. for his subsequent tender and sale to Purchaser in accordance with the terms and conditions of the Offer.


    **Includes 82,500 shares presently registered in the name of and held by the Leona J. Lewis Revocable Trust. Pursuant to a written litigation Settlement Agreement dated November 30, 1993, such shares (82,500) will be assigned and delivered by the Trust to Donna Sue Raines for her subsequent tender and sale to Purchaser in accordance with the terms and conditions of the Offer.

    Exhibit 2
                                    AGREEMENT

                 This Agreement executed this 7th day of April, 1995, is by and between American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

                 WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

                 WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by AFC and its subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

                 WHEREAS, American Premier and AFC and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

                 NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.
                                           AMERICAN PREMIER GROUP, INC.
                                           AMERICAN FINANCIAL CORPORATION

                                           By: /s/ James E. Evans
                                                James E. Evans
                                                Vice President
                                                    & General Counsel

                                           /s/ Carl H. Lindner
                                               Carl H. Lindner

                                           /s/ Carl H. Lindner III
                                               Carl H. Lindner III

                                           /s/ S. Craig Lindner
                                               S. Craig Lindner

                                           /s/ Keith E. Lindner
                                               Keith E. Lindner

    Exhibit 3


                                POWER OF ATTORNEY



                 I, Carl H. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

                 IN  WITNESS   WHEREOF,  I  have  hereunto  set  my  hand  at
    Cincinnati, Ohio this 4th day of April, 1995.



                                           /s/ Carl H. Lindner

                                           Carl H. Lindner

                                POWER OF ATTORNEY



                 I, Carl H. Lindner III, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

                 IN  WITNESS  WHEREOF,   I  have  hereunto  set  my  hand  at
    Cincinnati, Ohio this 4th day of April, 1995.



                                  /s/ Carl H. Lindner III
                                  Carl H. Lindner III

                                POWER OF ATTORNEY



                 I, S. Craig Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

                 IN  WITNESS  WHEREOF,   I  have  hereunto  set  my  hand  at
    Cincinnati, Ohio this 4th day of April, 1995.



                                  /s/ S. Craig Lindner
                                  S. Craig Lindner

                                POWER OF ATTORNEY



                 I, Keith E. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

                 IN  WITNESS  WHEREOF,   I  have  hereunto  set  my  hand  at
    Cincinnati, Ohio this 4th day of April, 1995.



                                  /s/ Keith E. Lindner
                                  Keith E. Lindner